03010669

NO ACT
P.E 2-24-03
1-14365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

David F. Taylor
Locke Liddell & Sapp LLP
3400 JP Morgan Chase Tower
600 Travis Street
Houston, TX 77002-3095

Re: El Paso Corporation

Dear Mr. Taylor:

This is in regard to your letter dated February 24, 2003 concerning the shareholder proposal submitted by Patricia E. Clark for inclusion in El Paso's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that El Paso therefore withdraws its January 3, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Patricia E. Clark
120 Camp Road
Middlebury, CT 06762

CR

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

January 3, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Patricia Clark.

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). El Paso has received from Patricia Clark, one of its stockholders, a letter requesting that a proposal and accompanying supporting statement (the "Proposal") be included in El Paso's proxy materials for its next Annual Meeting of Stockholders. A copy of the Proposal is attached hereto as Exhibit A. El Paso expects to file its definitive proxy materials on or about March 28, 2003.

On behalf of El Paso, we respectfully notify the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division") and Ms. Clark, to whom we are today sending a copy of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth below. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose six (6) copies of this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and the Proposal. El Paso respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

Factual Background

The Proposal requests that the following matter be submitted to a vote of the stockholders at the next Annual Meeting of Stockholders: "No director shall simultaneously be a member of the Audit Committee while voting at Board meetings concerning financial-related matters".

El Paso initially received the Proposal on July 12, 2002. Although the Proposal stated Ms. Clark's intent "to hold at least $2,000 in market value of said shares for the period through the next annual meeting", Ms. Clark had not continuously held the shares for one year at the time she submitted the Proposal. Although it was not required to do so[1], on July 15, 2002, El Paso sent Ms. Clark a letter by certified mail acknowledging receipt of the Proposal, informing Ms. Clark of the deficiency in the Proposal, and instructing Ms. Clark that she had 14 days from the date of receipt of the letter to respond to the deficiency. A copy of El Paso's letter to Ms. Clark is attached hereto as Exhibit B. Ms. Clark did not respond to El Paso's letter before expiration of the 14-day period. Based on a review of documentation attached to the Proposal, it appears that Ms. Clark satisfied the holding period requirement on or about September 25, 2002.

On October 22, 2002, Ms. Clark resubmitted the Proposal by letter dated October 14, 2002. The version of the Proposal received on October 22, 2002, is identical to the version received on July 12, 2002, the only difference being that Ms. Clark was able to satisfy the eligibility requirements of Rule 14a-8 as of the date she resubmitted the Proposal.

Discussion of Reasons for Omission

For the reasons set forth below, El Paso believes that the Proposal may be omitted (1) pursuant to Rule 14a-8(i)(3) because the Proposal is false and misleading, (2) pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented, (3) pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under Delaware law, and (4) pursuant to Rule 14a-8(i)(7) because the Proposal relates to a matter that is within El Paso's ordinary business operations.

(a) False and Misleading – Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the following reasons, El Paso believes that the Proposal contains a materially false statement, which results in the entire Proposal being excludable pursuant to Rule 14a-8(i)(3). The statement in support of the Proposal states, in part, that "[Audit Committee members] make financial decisions (at Board meetings) while members of the Board since El Paso does not have a finance committee." This statement is patently false, as El Paso does in fact have a Finance Committee. In the past, the Division has stated that it would not permit the exclusion of an entire proposal so long as the proponent agreed to delete, provide factual support for, or recast false and misleading statements as the proponent's opinion. *See e.g.*, MascoTech, Inc. (Apr. 3, 2000); The Chase Manhattan Corporation (Mar. 28, 2000). Here, however, the nature of the misleading statement is such that it is not possible for Ms. Clark to provide factual support or recast the statement as an opinion. More importantly, given that an underlying premise of the Proposal is the erroneous belief that El Paso does not have a Finance Committee, the fact that El Paso does have a Finance Committee renders the entire Proposal moot. Thus, the flaw in the Proposal is not one that

[1] Rule 14a-8(f)(1) states that a company is not required to provide notice of a deficiency that cannot be remedied. Section C.6.c of the Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) cites, as an example of a defect that cannot be remedied, a proposal that indicates that the proponent owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal.

can be remedied by Ms. Clark. As a result, El Paso believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal in its entirety so as to avoid misleading and confusing El Paso's stockholders.

Additionally, the Division has determined that a "false or misleading" proposal includes a proposal that is so "vague and indefinite" that neither the stockholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved. *See* A.H. Belo Corp. (Jan. 29, 1998). The Proposal is vague and indefinite in that neither the Proposal nor the supporting statement specify what actions El Paso would be required to take in the event that the Proposal is adopted by El Paso's stockholders. This is particularly true in light of the fact that El Paso's board has already appointed a Finance Committee. In short, the Proposal does not adequately disclose what the proponent ultimately expects in the event the Proposal is approved. In view of the foregoing, the Proposal is materially false and misleading and may properly be omitted from El Paso's proxy materials pursuant to Rule 14a-8(i)(3).

(b) Substantially Implemented – Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a registrant to exclude a proposal if it has been rendered moot because the company has already substantially implemented the proposal. The Division has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard under the rule is one of substantial implementation. *See* Release No. 34-20091 (August 16, 1983). Moreover, the Division has consistently found that a proposal is excludable where a company's practices and procedures adequately address the issues raised by the proposal. *See, e.g.*, Sears, Roebuck and Co. (Feb. 23, 1998); The Limited, Inc. (Mar. 15, 1996); The Gap, Inc. (Mar. 8, 1996).

As explained above, the Proposal is moot because El Paso already maintains a Finance Committee of the board. While the text of the Proposal does not expressly require that El Paso designate a Finance Committee, it is clear from the introductory paragraph of the Proposal that Ms. Clark's concern stemmed from the erroneous belief that El Paso did not have a Finance Committee. As a result, El Paso believes that the fact that it maintains a Finance Committee sufficiently addresses Ms. Clark's concern and, therefore, that it has substantially implemented the Proposal. Accordingly, the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(10).

El Paso firmly believes, as a matter of law, that Rules 14a-8(i)(3) and 14a-8(i)(10) provide fully independent and adequate bases for the exclusion of the Proposal. In addition, however, Rules 14a-8(i)(1) and 14a-8(i)(7) provide other equally adequate bases for exclusion in this case.

(c) Improper Under State Law – Rule 14a-8(i)(1).

A stockholder proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for stockholder action under state law or if its adoption would cause the company to violate applicable state law. In short, and as discussed in more detail below, the Proposal may be omitted because it conflicts with fundamental principles of Delaware law.

Section 141 of the Delaware General Corporation Law (the "DGCL") states that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors" unless otherwise provided in the DGCL or the company's certificate of incorporation. Delaware courts have consistently granted the authority to manage a corporation's affairs to its board of directors. The supreme court of Delaware holds as a "cardinal precept of the General Corporation Law of the State of Delaware," that directors alone are entrusted with the obligation of managing the business and affairs of the corporation. *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). Furthermore, directors, as fiduciaries to the corporation and its stockholders, have the duty to diligently exercise their responsibilities as managers of the corporation, and are strictly forbidden from delegating their responsibilities to stockholders. *See Paramount Communications Inc. v. Time Inc.*, 571 A.2d 1140, 1154 (Del. 1989) ("Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives."); *Smith v. Van Gorkom*, 488 A.2d 858, 873 (Del. 1985). "The corporation law [of Delaware] does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." *Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880 *749-750 (Del. Ch. July 14, 1989) (explaining that "directors, not shareholders, are charged with the duty to manage the firm").

Among the powers reserved to the board of directors under Section 141 of the DGCL is the power to designate committees of the board. The board is given broad discretion in deciding whether to designate committees and the composition of any such committees, subject only to those limitations in the DGCL, the company's certificate of incorporation, or its by-laws. Additionally, Section 141 of the DGCL sets forth minimal guidelines regarding conduct of board meetings, leaving the procedures and mechanics of such meetings largely in the discretion of the board, again subject to limitations in the DGCL, the company's certificate of incorporation, or its by-laws. With the exception of Section 144 of the DGCL, dealing with "interested director transactions" (i.e., corporate transactions in which a director has a financial interest), there are no provisions in the DGCL that limit the ability of directors to participate in meetings of the board. More importantly, there is no provision requiring a director to recuse himself or herself from a board meeting simply because he or she serves on one or more committees of the board.

The Proposal would require that no board member simultaneously be a member of El Paso's Audit Committee while voting at general board meetings concerning financial matters. While it is difficult to discern the effect of the Proposal due to its vagueness (discussed above), we anticipate that adoption of the Proposal would yield an outcome that is contrary to Delaware law. On the one hand, adoption of the Proposal could effectively force El Paso's board of directors to maintain a Finance Committee. While El Paso's by-laws currently provide that the board of directors *may* designate a Finance Committee, the decision to appoint and maintain such a committee is left entirely in the discretion of the board. As a result, adoption of the Proposal would undermine the board's discretion in designating committees of the board. On the other hand, if the board should ever determine that the interests of El Paso and its stockholders do not require the appointment of a Finance Committee, the Proposal would require that Messrs. Bissell, Braniff, MacNeil and Wallop (or any other Audit Committee members) recuse themselves from any meeting called for the purpose of considering and voting on financial matters because they are members of the Audit Committee. Again, this would be contrary to Delaware law, which places minimal restrictions on the ability of directors to participate in meetings of the board.

Finally, we believe that a reasonable reader would conclude that the Proposal is not a request or recommendation for board action, but rather a binding mandate for a stockholder vote on the Proposal. The note to Rule 14a-8(i)(1) states that a proposal may be excludable as improper under state law if it would be binding on the company if approved by the stockholders. The Division, in Sempra Energy (Feb. 29, 2000) ("Sempra") found that a proposal would be excludable under Rule 14a-8(i)(1) as improper under state law unless the proposal was revised to be "recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal" and "to clarify that the entire proposal (i.e., the entire paragraph following the word "Resolved"), is a recommendation or request rather than a mandate." In summary, El Paso believes, and it is our belief, that the Proposal is not a proper subject for stockholder action under Delaware law because adoption of the Proposal would create a direct conflict with the statutory framework set out in DGCL Section 141. Thus, pursuant to Rule 14a-8(i)(1), the Proposal may properly be omitted from El Paso's proxy materials.

(d) Ordinary Business Operations – Rule 14a-8(i)(7).

El Paso believes that the Proposal deals with a matter relating to El Paso's ordinary business operations, and may therefore be excluded pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion of any proposal dealing with a matter relating to the conduct of the ordinary business operations of a registrant. The SEC has stated that application of this rule requires case-by-case analysis, taking into account factors such as the nature of the proposal and the circumstances of the company at which it is directed. *See* SEC Release No. 34-40018 (May 18, 1998). This rule is meant to avoid direct stockholder oversight of tasks and decisions that are fundamental to the ability of management to run a company on a day-to-day basis, and to avoid proposals which seek to "micro-manage" a company by probing too deeply into matters regarding which stockholders are generally not in a position to make an informed judgment.

As stated above, if the board ever decided not to maintain a Finance Committee, the Proposal would effectively require the recusal of Bissell, Braniff, MacNeil and Wallop (or any other Audit Committee members) from board meetings called for the purpose of considering and voting on financial matters. Thus, at its core, the Proposal deals with the manner of conducting El Paso's board meetings. In the past, the Division has permitted exclusion of proposals that attempted to influence the manner of conducting stockholders' annual meetings on grounds that such proposals dealt with ordinary business operations. *See* Amsouth Bancorporation (Jan. 15, 2002) (excluding proposal requiring that the board adopt a policy of providing stockholders attending the annual meeting with a maximum time limit of 30 minutes for further questioning and discussion after board answers to stockholder questions); The Walt Disney Company (Oct. 18, 1999) (excluding proposal specifying location of stockholder meetings). Thus, matters related to the manner of conducting stockholder meetings appear to fall squarely within the meaning of the "ordinary business operations" of a company. We believe the same rationale should apply in a situation such as this, where a stockholder seeks to influence the manner of conducting meetings and voting of the board.

As discussed above, Delaware law clearly gives the board broad authority and discretion in conducting board meetings. Determining how and when to conduct meetings of the board is a task that is so fundamental to the role of the board that it must be considered a part of a company's ordinary business operations. It is therefore not appropriate for a stockholder to attempt to influence or dictate the manner in which meetings of the board should be conducted. In view of the foregoing, we believe the Proposal deals with El Paso's ordinary business operations and may properly be omitted from El Paso's proxy materials pursuant to Rule 14a-8(i)(7).

Request

For the foregoing reasons, El Paso believes the Proposal may be omitted pursuant to Rules 14a-8(i)(1), 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10). Accordingly, El Paso respectfully requests that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2003 proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (713) 226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosures

cc: **Via Facsimile**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Belinda Clements
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Ms.Patricia Clark
120 Camp Road
Middlebury, Connecticut 06762

Ms. Laura McBurnett (Firm)
Mr. Efren Acosta (Firm)

EXHIBIT A

120 Camp Road
Middlebury, CT 06762
October 14, 2002

David L. Siddall, Corporate Secretary
ElPaso Corp.
1001 Louisiana Street
Houston, TX 77002

RECEIVED
OCT 22 2002
DAVID L. SIDDALL

Dear Mr. Siddall:

El Paso has an Audit Committee consisting of directors Wallop, Braniff, Kuehn, and MacNeil. These same directors make financial decisions (at Board meetings) while members of the Board since El Paso does not have a finance committee.

I would like the following to be voted on by proxy at the next annual meeting.

No director shall simultaneously be a member of the Audit Committee while voting at Board meetings concerning financial-related matters.

/__/ Yes /__/ No

I purchased shares of El Paso on 9/01 and plan to hold at least $2,000 in market value of said shares for the period through the next annual meeting which I have scheduled to attend. See brokers bill.

Reason:

One of the main tenants of a sound audit policy requires separation (a fire wall) between the individuals making financial decisions and those checking to insure all financial accounts are fairly stated and all financial systems operate properly.

Very truly yours,

Patricia Clark

Patricia E. Clark

people's securities inc. *Member NASD* *Member SIPC*

P.O. Box 31
Bridgeport, Connecticut 06601-0031
Telephone: 800.772.4400

CUSTOMER CONFIRMATION

PATRICIA E CLARK
CAMP RD
MIDDLEBURY CT 06762

1-000442

Trade Date	Settlement Date	Process Date	Internal Use	M C
09/20/01	09/25/01	09/20/01	00129Y	3 1

Tax Identification	Account Number	T C	RR
041-34-6985	220-78488	1 9	011

Cusip Number	Security Number	Symbol	
28336L109000	E004280	EPG	B-03

0

We Are Pleased To Confirm The Following Transaction

EL PASO CORPORATION

YOU BOUGHT

QUANTITY	500
PRICE	45
PRINCIPAL	22,500.00
COMMISSION	126.00
NET AMOUNT	22,626.00

For The Account Of

Subject To Conditions On Reverse Side

Please Notify Us Immediately Of Any Errors Or Omission

EXHIBIT B

David L. Siddall
Vice President
Associate General Counsel
Corporate Secretary

elpaso

July 15, 2002

BY CERTIFIED MAIL –
RETURN RECEIPT REQUESTED

Ms. Patricia E. Clark
120 Camp Road
Middlebury, CT 06762

Re: *Stockholder Proposal*

Dear Ms. Clark:

On July 12, 2002, El Paso Corporation (the "Company") received your letter dated July 5, 2002 setting forth your stockholder proposal.

Pursuant to and in accordance with Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby notify you of the deficiency of the proposal. You have fourteen (14) calendar days from the date you receive this letter to respond to this deficiency.

Rule 14a-8(b)(1) of the Exchange Act states that in order to be eligible to submit a proposal, you must have continually held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal for at least one (1) year by the date you submit the proposal. You have not satisfied this requirement and, therefore, are not eligible to submit a proposal.

Very truly yours,

[signature]

El Paso Corporation
1001 Louisiana Street Houston, Texas 77002
PO Box 2511 Houston, Texas 77252 2511
tel 713 420 6195 fax 713 420.4099

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

120 Camp Road
Middlebury, CT 06762
January 14, 2003

Re: Proposal submitted by Patricia E. Clark

RECEIVED 2003 JAN 22 PM 12:02 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Dear Sir/Madam:

I am in receipt of a refusal letter from Elpaso Corp's. agent, Atty David F. Taylor, refusing to include my proposal concerning Elpaso's **Audit Committee** as part of the 2003 annual meeting. Pages 1, 3, and 6 of the aforementioned David Taylor letter are attached.

I dispute the comment on page 3 inferring that Elpaso has a **Finance Committee** because no such committee (nor committee members) was/were listed in the proxy dated 4/8/02. If Elpaso, in fact, has a **Finance Committee**, I will expect to see the names of committee members listed in the April 2003 proxy. Furthermore, if Elpaso had a **Finance Committee** as of 4/8/02 (proxy date), it apparently was not an official committee if not listed in said proxy.

If Elpaso established a **Finance Committee** subsequent to 4/8/02, good courtesy would dictate notification to this shareholder.

It is true I submitted my proposal without first having been a shareholder for one year and I submitted the same proposal again during the same year, which constitutes two proposals. Therefore, I withdraw my proposal.

cc: David Siddall, Corp. Sec, Elpaso Corp.

Very truly yours,
Patricia E. Clark
Patricia E. Clark-shareholder

Addendum

It is a travesty that Elpaso's management expensed so much capital to subterfuge my proposal rather than merely sending me a list of the **Finance Committee members.**

120 Camp Road
Middlebury, CT 06762
October 14, 2002

David L. Siddall, Corporate Secretary
ElPaso Corp.
1001 Louisiana Street
Houston, TX 77002

RECEIVED
OCT 22 2002
DAVID L. SIDDALL

Dear Mr. Siddall:

El Paso has an Audit Committee consisting of directors Wallop, Braniff, Kuehn, and MacNeil. These same directors make financial decisions (at Board meetings) while members of the Board since El Paso does not have a finance committee.

I would like the following to be voted on by proxy at the next annual meeting.

No director shall simultaneously be a member of the Audit Committee while voting at Board meetings concerning financial-related matters.

/__/ Yes /__/ No

I purchased shares of El Paso on 9/01 and plan to hold at least $2,000 in market value of said shares for the period through the next annual meeting which I have scheduled to attend. See brokers bill.

Reason:

One of the main tenants of a sound audit policy requires separation (a fire wall) between the individuals making financial decisions and those checking to insure all financial accounts are fairly stated and all financial systems operate properly.

Very truly yours,
Patricia Clark
Patricia E. Clark

LOCKE LIDDELL & SAPP LLP
ATTORNEYS & COUNSELORS
3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095
AUSTIN • DALLAS • HOUSTON • NEW ORLEANS
(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

January 3, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Patricia Clark.

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). El Paso has received from Patricia Clark, one of its stockholders, a letter requesting that a proposal and accompanying supporting statement (the "Proposal") be included in El Paso's proxy materials for its next Annual Meeting of Stockholders. A copy of the Proposal is attached hereto as Exhibit A. El Paso expects to file its definitive proxy materials on or about March 28, 2003.

On behalf of El Paso, we respectfully notify the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division") and Ms. Clark, to whom we are today sending a copy of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth below. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose six (6) copies of this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and the Proposal. El Paso respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

Factual Background

The Proposal requests that the following matter be submitted to a vote of the stockholders at the next Annual Meeting of Stockholders: "No director shall simultaneously be a member of the Audit Committee while voting at Board meetings concerning financial-related matters".

El Paso initially received the Proposal on July 12, 2002. Although the Proposal stated Ms. Clark's intent "to hold at least $2,000 in market value of said shares for the period through the can be remedied by Ms. Clark. As a result, El Paso believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal in its entirety so as to avoid misleading and confusing El Paso's stockholders.

Additionally, the Division has determined that a "false or misleading" proposal includes a proposal that is so "vague and indefinite" that neither the stockholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved. *See* A.H. Belo Corp. (Jan. 29, 1998). The Proposal is vague and indefinite in that neither the Proposal nor the supporting statement specify what actions El Paso would be required to take in the event that the Proposal is adopted by El Paso's stockholders. This is particularly true in light of the fact that El Paso's board has already appointed a Finance Committee. In short, the Proposal does not adequately disclose what the proponent ultimately expects in the event the Proposal is approved. In view of the foregoing, the Proposal is materially false and misleading and may properly be omitted from El Paso's proxy materials pursuant to Rule 14a-8(i)(3).

(b) Substantially Implemented – Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a registrant to exclude a proposal if it has been rendered moot because the company has already substantially implemented the proposal. The Division has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard under the rule is one of substantial implementation. *See* Release No. 34-20091 (August 16, 1983). Moreover, the Division has consistently found that a proposal is excludable where a company's practices and procedures adequately address the issues raised by the proposal. *See, e.g.*, Sears, Roebuck and Co. (Feb. 23, 1998); The Limited, Inc. (Mar. 15, 1996); The Gap, Inc. (Mar. 8, 1996).

As explained above, the Proposal is moot because El Paso already maintains a Finance Committee of the board. While the text of the Proposal does not expressly require that El Paso designate a Finance Committee, it is clear from the introductory paragraph of the Proposal that Ms. Clark's concern stemmed from the erroneous belief that El Paso did not have a Finance Committee. As a result, El Paso believes that the fact that it maintains a Finance Committee sufficiently addresses Ms. Clark's concern and, therefore, that it has substantially implemented the Proposal. Accordingly, the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(10).

El Paso firmly believes, as a matter of law, that Rules 14a-8(i)(3) and 14a-8(i)(10) provide fully independent and adequate bases for the exclusion of the Proposal. In addition, however, Rules 14a-8(i)(1) and 14a-8(i)(7) provide other equally adequate bases for exclusion in this case.

(c) Improper Under State Law – Rule 14a-8(i)(1).

A stockholder proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for stockholder action under state law or if its adoption would cause the company to violate applicable state law. In short, and as discussed in more detail below, the Proposal may be omitted because it conflicts with fundamental principles of Delaware law.

company. We believe the same rationale should apply in a situation such as this, where a stockholder seeks to influence the manner of conducting meetings and voting of the board.

As discussed above, Delaware law clearly gives the board broad authority and discretion in conducting board meetings. Determining how and when to conduct meetings of the board is a task that is so fundamental to the role of the board that it must be considered a part of a company's ordinary business operations. It is therefore not appropriate for a stockholder to attempt to influence or dictate the manner in which meetings of the board should be conducted. In view of the foregoing, we believe the Proposal deals with El Paso's ordinary business operations and may properly be omitted from El Paso's proxy materials pursuant to Rule 14a-8(i)(7).

Request

For the foregoing reasons, El Paso believes the Proposal may be omitted pursuant to Rules 14a-8(i)(1), 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10). Accordingly, El Paso respectfully requests that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2003 proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (713) 226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosures

cc: **Via Facsimile**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 JP MORGAN CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

2003 FEB 28 PM 4:08

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Number: (713) 226-1496
email: dtaylor@lockeliddell.com

February 24, 2003

Via Overnight Delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Patricia E. Clark

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation (the "Company"), to notify the Securities and Exchange Commission of our withdrawal of our no-action letter request on the proposal of Patricia E. Clark. We refer you to our January 3, 2003 correspondence on behalf of the Company regarding the proposal sent to the Company by Ms. Clark.

By letter dated January 14, 2003, a copy of which is enclosed with this letter, Ms. Clark has withdrawn her proposal. In light of the withdrawal, there is no further need to obtain the no-action relief requested. Accordingly, we are hereby notifying the Office of the Chief Counsel and the staff of the Division that we are withdrawing our January 3, 2003 request relating to Ms. Clark's letter.

Please do not hesitate to contact the undersigned at (713) 226-1496 if you have any questions or comments regarding the foregoing. Please acknowledge receipt of this letter and the enclosure by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We thank you for your attention to this matter.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosure

cc: **<u>Via Facsimile (202) 942-9527</u>**
Ms. Katherine Shu
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

<u>By Certified Mail</u>
Ms. Patricia E. Clark
120 Camp Road
Middlebury, Connecticut 06762

<u>Via Facsimile (713) 420-4099</u>
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

<u>Via Facsimile (713) 420-4099</u>
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Ms. Laura McBurnett (Firm)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

120 Camp Road
Middlebury, CT 06762
January 14, 2003

Re: Proposal submitted by Patricia E. Clark

RECEIVED
JAN 21 2003
DAVID L. SIDDALL

Dear Sir/Madam:

I am in receipt of a refusal letter from Elpaso Corp's. agent, Atty David F. Taylor, refusing to include my proposal concerning Elpaso's **Audit Committee** as part of the 2003 annual meeting. Pages 1, 3, and 6 of the aforementioned David Taylor letter are attached.

I dispute the comment on page 3 inferring that Elpaso has a **Finance Committee** because no such committee (nor committee members) was/were listed in the proxy dated 4/8/02. If Elpaso, in fact, has a **Finance Committee**, I will expect to see the names of committee members listed in the April 2003 proxy. Furthermore, if Elpaso had a **Finance Committee** as of 4/8/02 (proxy date), it apparently was not an official committee if not listed in said proxy.

If Elpaso established a **Finance Committee** subsequent to 4/8/02, good courtesy would dictate notification to this shareholder.

It is true I submitted my proposal without first having been a shareholder for one year and I submitted the same proposal again during the same year, which constitutes two proposals. Therefore, I withdraw my proposal.

cc: David Siddall, Corp. Sec, Elpaso Corp.

Very truly yours,
Patricia E. Clark
Patricia E. Clark-shareholder

Addendum

It is a travesty that Elpaso's management expensed so much capital to subterfuge my proposal rather than merely sending me a list of the **Finance Committee members.**

120 Camp Road
Middlebury, CT 06762
October 14, 2002

David L. Siddall, Corporate Secretary
ElPaso Corp.
1001 Louisiana Street
Houston, TX 77002

RECEIVED
OCT 22 2002
DAVID L. SIDDALL

Dear Mr. Siddall:

El Paso has an Audit Committee consisting of directors Wallop, Braniff, Kuehn, and MacNeil. These same directors make financial decisions (at Board meetings) while members of the Board since El Paso does not have a finance committee.

I would like the following to be voted on by proxy at the next annual meeting.

No director shall simultaneously be a member of the Audit Committee while voting at Board meetings concerning financial-related matters.

/__/ Yes /__/ No

I purchased shares of El Paso on 9/01 and plan to hold at least $2,000 in market value of said shares for the period through the next annual meeting which I have scheduled to attend. See brokers bill.

Reason:

One of the main tenants of a sound audit policy requires separation (a fire wall) between the individuals making financial decisions and those checking to insure all financial accounts are fairly stated and all financial systems operate properly.

Very truly yours,
Patricia Clark
Patricia E. Clark